Exhibit 2.3

18 July 2016

ASX Market Announcements Australian Securities Exchange 20 Bridge Street SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

QUARTERLY ACTIVITIES REPORT
FOR PERIOD ENDING – 30 JUNE 2016

HIGHLIGHTS

•	Sales of 1,805,017lb U3O8 at an average selling price of US$34.91/lb (a US$7.41/lb premium to the average spot price of US$27.50/lb)

•	Langer Heinrich Mine

-	U3O8 production 1,119,171lb and U3O8 drummed 1,004,594lb, down 14% and 21% respectively vs. last quarter

-	Ore milled of 842,861t, down 14% vs. last quarter

-	Average plant feed grade of 670ppm U3O8, down 5% vs. last quarter

-	Overall recovery of 89.2%, up 4% vs. last quarter

-	Quarterly C1 cash cost of production of US$26.60/lb (vs. guidance of US$25.00/lb to US$27.00/lb)
-	TSF3 water return issue largely resolved and not expected to impact future quarters

•	Kayelekera

-	Discharge of treated water continued successfully during the quarter

•	Cash and cash equivalents at 30 June 2016 of US$59.2M within guidance of US$45M to US$65M

•	Achieved objective of being cash flow positive on an ‘all in’ basis for FY16 excluding one-off restructuring costs and capital management

•	US$25.0M LHM Revolving Credit Facility put in place and was undrawn as at 30 June 2016

•	Discussions advanced with parties regarding strategic investment transactions, with announcement expected before the end of July

•	FY17 Guidance being reviewed to consider changes to the LHM mine plan to reduce cost levels substantially below prior guidance levels

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

Paladin Energy Ltd - Quarterly Report – June 2016	Page | 2

SAFETY

The Company achieved 726 Lost Time Injury (LTI) free days at the Kayelekera Mine (KM). At the Langer Heinrich Mine (LHM) the Company sustained two lost time injuries during the quarter.

The Company’s 12 month moving average Lost Time Injury Frequency Rate (LTIFR) remained steady at 1.8 as compared to 1.8 at the end of the last quarter and showed an improvement when compared with the 2.4 for the quarter to 30 June 2015.

The two lost time injuries were:
•	a mine diesel mechanic sustained a chest and arm injury when attempting to remove a bent drill rod; and
•	a student suffering an amputation of a fingertip whilst assembling a thickener underflow pump.

QUARTERLY URANIUM SALES

Total sales for the quarter was 1,805,017lb U3O8 at an average selling price of US$34.91/lb, generating gross sales revenue of US$63.0M, which was a 205% increase over the previous quarter’s revenue. As advised at the end of the March quarter, the aggregate sales volume this quarter reflected a fixed price contract delivery and a large CNNC delivery. Sales volume during the September quarter will, as in the March quarter, be lower due to inventory accumulation for another fixed price contract delivery and a large CNNC delivery in the December quarter.

The TradeTech weekly spot price average for the June quarter was US$27.50/lb.

LANGER HEINRICH MINE, NAMIBIA (75%)

Production and cash cost of production

	2015 Jun Qtr	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	FY16
U3O8 production (lb)	1,336,826	1,082,983	1,258,833	1,302,169	1,119,171	4,763,156
C1 cash cost of production (US$/lb)	26.03	27.82	25.38	24.13	26.60	25.88

Quarterly U3O8 production of 1,119,171lb was down on the preceding quarter by 14%. The amount of drummed material produced (i.e., U3O8 drummed) for the quarter was also down from last quarter at 1,004,594lb.

LHM unit C1 cash cost of production for the quarter increased by 10% from US$24.13/lb in the March quarter. Unit C1 cash cost of production was 2% higher than in the quarter to 30 June 2015.

The increase in C1 cash cost of production for the June quarter was largely due to issues with performance of water return sumps from LHM tailings storage facility no. 3 (TSF3) that was flagged in the 31 March 2016 Interim Financial Report and MD&A. This raised C1 cash cost of production due to: (i) the loss of approximately 150,000lb of production and the amortisation of fixed cost elements of production cost over the lower overall volumes; and (ii) an additional US$0.89/lb in C1 cash cost directly attributable to the cost of purchasing extra water externally and increased soda ash consumption due to the reduction in water recovery from TSF3 which is a major source of soda ash to the circuit. The TSF3 return water issue was largely resolved by the end of the June quarter by drilling and preparation of new return water wells. It is not expected to have a material impact on production going forward.

Guidance previously provided was for LHM unit C1 cash cost of production for the June quarter to be within the range of US$25.00/lb to US$27.00/lb.

Mining
	2015 Jun Qtr	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	FY16
Ore mined (t)	700,831	833,057	680,892	673,517	744,161	2,931,626
Grade (ppm U3O8)	792	705	757	789	620	715
Low grade ore mined (t)	354,559	811,805	535,358	304,267	646,934	2,298,365
Grade (ppm U3O8)	325	317	319	323	325	321
Waste (t)	4,143,019	4,679,474	5,334,716	5,056,750	4,272,713	19,343,652
Total Ore and Waste (t)	5,198,410	6,324,336	6,550,966	6,034,534	5,663,808	24,573,643
Waste/ore ratio	6.4	6.6	8.6	8.0	6.6	7.4

Paladin Energy Ltd - Quarterly Report – June 2016	Page | 3

Total mined volume for the quarter was down 6% on the prior quarter. Ore (high and medium grade) mined for the quarter was below budget both in tonnage and grade. This was due to a higher than budgeted strip ratio as well as the actual mining sequence being varied from the budget sequence.

ROM ore stockpiles decreased at the end of the quarter as predicted in the previous quarter. Low stockpile levels will remain until sufficient high grade ore is exposed in Pit H3-South by mid July 2016. The ROM medium grade ore is still being supplemented by medium grade ore from long term stockpiles in line with the mine plan.

TSF5 earthworks (cut and fill) started at the end of June and will continue for the entire September quarter. The target completion date for TSF5 is the end of April 2017.

Processing
	2015 Jun Qtr	2015 Sep Qtr	2015 Dec Qtr	2016 Mar Qtr	2016 Jun Qtr	FY16
Ore milled (t)	886,520	847,016	903,187	981,083	842,861	3,574,147
Grade (ppm U3O8)	778	706	714	705	670	699
Overall recovery (%)	87.8	82.2	88.5	85.5	89.2	86.3
U3O8 production (lb)	1,336,826	1,082,983	1,258,833	1,302,169	1,119,171	4,763,156

U3O8 production for the June quarter was down 14% on the prior quarter mainly due to a 14% decrease in ore milled. The decrease in ore milled was associated with a lack of recycled water from the tailings system and unplanned mechanical plant breakdowns. Currently, several new recovery bores are being drilled and it is expected that the recycle water system will be returned to normal operations by the end of July 2016. Carbonate levels have returned to normal in the Pregnant Liquor Solution (PLS) while chloride and sulphate contaminants continue to decrease. Consequently, ion exchange performance improved during the quarter and the Bicarbonate Recovery Plant has returned to normal operation, providing maximum reagent recovery.

KAYELEKERA MINE, MALAWI (85%)

Operations

The Kayelekera Mine (KM) remains on Care and Maintenance.

Quarterly activities at site focussed on the water treatment program. The application for the renewal of the Water Discharge Licence for 2016/17 was submitted to the Malawi Government on 23 May 2016. Water treatment continued throughout the quarter with the lime water treatment plant ceasing operation on 30 June 2016. The lime water treatment plant treated a total of 925,148m3 of water in the June quarter. The membrane water treatment plant was brought back online on 5 June 2016 after extended downtime due to the replacement of some membranes. The membrane water treatment plant treated a total of 26,361m3 of water in the June quarter. All treated water for the quarter was discharged to the Sere River.

At 30 June 2016 water inventories had reduced in the two major storage ponds with the tailings storage facility holding 26% of the recommended storage capacity and RWP2 at 74% of its maximum storage capacity. These dams are on track to reach their pre wet season targets and are well below the levels for the same period last year. Work continued during the quarter to improve storage capacity around the Champhanje Dam and to increase pumping capacities between storage ponds.

Exploration

Despite the delay in the approval and promulgation of the new Mining Act the Malawi Mines Department has issued two new EPL’s to the company, EPL417 – Rukuru and EPL418 – Uliwa, the remaining three EPL’s are still in the application stage. Due to ongoing care and maintenance at Kayelekera the company has made application to the Mines Department to waive all or part of the expenditure commitment on the two recently granted EPL’s.

Exploration in the June quarter continued the surface geophysical surveys, stream sediment sampling and geological mapping previously undertaken in areas around the mine on ML152 and EPL225. Company processing of the regional geophysical data (radiometrics, magnetics and gravity) obtained from the Government of Malawi is ongoing and is expected to aid in the generation of future exploration targets.

Paladin Energy Ltd - Quarterly Report – June 2016	Page | 4

MANYINGEE-CARLEY BORE PROJECT, WESTERN AUSTRALIA (100%)

Manyingee

The final regional and local scale groundwater report has now been received from consultants CDM Smith. This report will now form the basis of the small scale field leach trial application currently being formulated by the company. Work performed previously in this regard will be updated and included into the application document with the intention of lodging it with the Department of Mines and Petroleum before the end of CY16.

Carley Bore

Formal transfer of the tenements to the company has now been completed and with this planning is underway to start a drilling programme early in the December quarter. Processes are in place to obtain the appropriate cultural and heritage clearances to enable the programme to commence on time. The drilling is expected to focus on the most northerly tenement in order to more accurately define the position of the red-ox front which will aid in drill targeting for future years and on the southern tenement to confirm and refine the mineralisation model.

AURORA-MICHELIN URANIUM PROJECT, CANADA (100%)

Following on from last year’s (northern summer) soil survey programme a small infill soil survey has now been planned to both fill in some gaps in the previous survey and extend some areas on the periphery. It is expected that this work will commence late in the September quarter and will run in conjunction with the final clean-up of the Jacques Lake exploration camp.

Once the consolidated soil survey has been integrated with the local and regional scale geophysical data it is expected that the, already identified, differing mineralisation styles between Michelin and Rainbow will be more easily identified at the planning stage, which it is hoped will aid in cost effectively targeting additional mineralisation.

MOUNT ISA URANIUM PROJECTS, QUEENSLAND (82% to 100%)

Radiometric ore sorting tests for samples from the Odin, Bikini, Andersons, Watta, Duke Batman and Honey Pot deposits have now been completed by ANSTO with the final report being delivered to the company. The results are broadly in line with the testwork previously completed indicating that the material from all the deposits can be radiometrically sorted to some degree with no significant increase in acid consuming material reporting to leach. The leach testwork on the sorted samples shows that all the material can be alkaline leached, though with varying levels of recovery. Future testwork will be targeted at improving alkaline leach recoveries and refining the process flowsheet.

NIGER

Due to there being very limited prospect of any improvement in the security situation in Niger the company has taken the decision to return the 3 exploration licences (Tagait 4, Toulouk 1 and Teremazour 1) and one application (Ekazan 1) it had within the country back to the Government of Niger.

CORPORATE

Group cash and cash equivalents

At 30 June 2016, the Group’s cash and cash equivalents were US$59.2M, an increase of US$37.8M from US$21.4M at 31 March 2016. Guidance previously provided was for the 30 June 2016 cash balance to be in the range of US$45M to US$65M. The Company has achieved its objective of being cash flow positive on an ‘all in’ basis for FY16 excluding one-off restructuring costs and capital management.

Paladin Energy Ltd - Quarterly Report – June 2016	Page | 5

LHM Revolving Credit Facility and reassignment of Kayelekera Environmental Performance Bond

In June 2016, a US$25.0M 24-month Revolving Credit Facility was implemented at LHM. The purpose is to provide a buffer facility that can be drawn in periods where LHM-level working capital requirements are in deficit, mainly due to the timing of sales receipts. The provider of the Revolving Credit Facility is Nedbank Limited, through its UK registered subsidiary, N.B.S.A. Limited. Nedbank has also taken on the role of exclusive provider of the Kayelekera Environmental Performance Bond. At 30 June 2016 the Company had not drawn any funds under this facility.

URANIUM MARKET

The TradeTech weekly spot price average for the June quarter was US$27.50/lb, a fall of 16% compared to the March 2016 quarter and a 25% decrease compared to the June 2015 quarter.

Demand

Conflicting developments continue to characterise the restart programme for the Japanese reactor fleet. On the positive side, fuel loading at Ikata Unit 3 was completed in late-June, paving the way for restart of the 890MW reactor, which is expected to take place in the last week of July. Meanwhile the Japanese Nuclear Regulation Authority has approved 20-year lifespan extensions for Takahama Units 1 & 2, making these the first reactors to obtain life extension approval since the introduction of tighter regulations in 2013. Progress with Units 1 & 2 is in contrast to the status of Units 3 & 4 at the Takahama NPP, which remain offline following an injunction issued and subsequently upheld by the Otsu District Court. Kansai Electric’s appeal against the injunction is progressing but is expected to take several months to reach a resolution.

The US nuclear industry is also providing conflicting signals. During the June quarter Pacific Gas and Electric announced it would not seek to extend the operation of its two Diablo Canyon nuclear units beyond their current operating licence expiry in 2025. Entergy announced it proposed to close its James A. Fitzpatrick nuclear power plant in New York during the June quarter but has subsequently announced it is in discussions to sell the plant to Exelon, which has an intention to extend its operating life. Tennessee Valley Authority commissioned its Watts Bar 2 nuclear unit and it was connected to the grid for the first time during the June quarter.

Growth in emerging markets continues unabated. China brought three new reactors online during the June quarter and India started up its second unit at Kudankulam on 10 July.

Supply

As CY16 progresses, its becoming clear that uranium production will be lower than expected. In April Cameco announced production cuts at three of its mine / mill complexes, which Paladin estimates to have removed 4.9Mlb from CY16 uranium supply. On 11 July 2016, Sibanye Gold announced the closure of its Cooke mine, which will remove a further 600,000lb equivalent of annualised uranium equivalent supply from the market. In addition, prior to the commencement of the year analysts expected China General Nuclear’s Husab mine to produce approximately 6Mlb of uranium for CY16, with a February start for finished product shipments as per statements made in CY15 by that company’s Namibian unit. However, shipments are yet to commence from that mine.

GUIDANCE UPDATE

Operating and financial

Key relevant guidance items for the quarter to 30 September 2016 include:

•	Uranium Sales – Anticipated to be in the range of 650,000lb to 750,000lb U3O8.

•	LHM C1 cash costs – Expected to be within the range of US$23/lb to US$25/lb.

•	Cash and cash equivalents balance as at 30 September 2016 – Forecast to be in the range of US$35M to US$55M.

Paladin Energy Ltd - Quarterly Report – June 2016	Page | 6

In the 31 March 2016 Interim Financial Report and MD&A published on 10 May 2016, Paladin provided annual U3O8 production guidance for FY17 to be in excess of 5.0Mlb, with LHM C1 cash costs in the range of US$22.50/lb to US$24.50/lb and ‘all in’ company-wide expenditure falling into the range of US$29.50/lb to US$31.50/lb. This guidance is now under review as the Company is analysing and considering changes to the LHM mine plan, which may have the potential to reduce cost levels substantially.

Corporate

As previously disclosed, the Company has been working to progress strategic initiatives with respect to partnerships, strategic investment, funding and corporate transactions. Discussions have advanced regarding various potential transactions. Paladin expects to announce the outcome of its process by the end of July.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Declaration
The information in this Announcement relating to exploration and mineral resources is, except where stated, based on information compiled by David Princep B.Sc P.Geo who is a Fellow of the AusIMM and a Licensed Professional Geoscientist in the Province of Newfoundland and Labrador. Mr Princep has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”, and as a Qualified Person as defined in NI 43-101. Mr Princep is a full-time employee of Paladin Energy Ltd and consents to the inclusion of this information in the form and context in which it appears.